UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.     3    )*

Health Management Associates, Inc.

(Name of Issuer)

Common shares

(Title of Class of Securities)

421933102

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 421933102

1	Name of Reporting Person S.S. OR I.R.S. Identification No. of above person Dodge & Cox 94-1441976
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐ N/A
3	SEC Use Only
4	Citizenship or Place of Organization California – U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 23,944,517
6 Shared Voting Power 63,800
7 Sole Dispositive Power 25,250,417
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,250,417
10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares* N/A
11	Percent of Class Represented by Amount in Row 9 10.3%
12	Type of Reporting Person* IA

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Item 1(a)	Name of Issuer:
Health Management Associates, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
5811 Pelican Bay Boulevard
Suite 500
Naples, FL 34108

Item 2(a)	Name of Person Filing:
Dodge & Cox

Item 2(b)	Address of the Principal Office or, if none, Residence:
555 California Street, 40th Floor
San Francisco, CA 94104

Item 2(c)	Citizenship:
California—U.S.A.

Item 2(d)	Title of Class of Securities:
Common shares

Item 2(e)	CUSIP Number:
421933102

Item 3	If the Statement is being filed pursuant to Rule 13d-1(b),
or 13d-2(b), check whether the person filing is a:
(e) ☒ Investment Advisor registered under section 203 of

the Investment Advisors Act of 1940

Item 4	Ownership:
(a) Amount Beneficially Owned:
25,250,417

(b) Percent of Class:
10.3%

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(c) Number of shares as to which such person has:

(i)	sole power to vote or direct the vote:
23,944,517

(ii)	shared power to vote or direct the vote:
63,800

(iii)	sole power to dispose or to direct the
disposition of: 25,250,417

(iv)	shared power to dispose or to direct the
disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another
Person:
Securities reported on this Schedule 13G are beneficially owned by clients of Dodge & Cox, which clients may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional clients.

Item 7	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of a Group:
Not applicable.

Item 10	Certification:
By signing below I certify that, to the best
of my knowledge and belief, the securities referred to
above were acquired in the ordinary course of business and
were not acquired for the purpose of and do not have the
effect of changing or influencing the control of the issuer
of such securities and were not acquired in connection with
or as a participant in any transaction having such purpose
or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2009

DODGE & COX

By:	/S/ THOMAS M. MISTELE
Name:	Thomas M. Mistele
Title:	General Counsel & COO

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